Exhibit 99.1

Hepsiburada Announces Appointments of Independent Directors to its Board Committees

ISTANBUL, June 27, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada” or the “Company”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, today announced the appointment of new members to its Audit Committee, Risk Committee and Corporate Governance Committee, who are appointed by a decision of the Board of Directors pursuant to Article 390 paragraph 4 of Turkish Commercial Law.

As previously announced on May 20, 2022, the Board of Directors appointed Dr. H. Cem Karakaş and Mr. Ahmet F. Ashaboğlu as new independent members of the Board of Directors following the resignation of Mr. Erol Çamur and Mr. H. Korhan Öz from the Board of Directors and from the Audit Committee. The appointments of Messrs. Karakaş and Ashaboğlu to vacant positions on the Board of Directors were approved by the Company’s shareholders at the Ordinary Annual General Assembly duly called and held on June 24, 2022.

Mr. Cemal Ahmet Bozer has stepped down as a member of the Audit Committee and Chair of the Risk Committee and the Corporate Governance Committee, effective as of June 24, 2022, but he will remain a member of the Board of Directors. Mr. Bozer’s board committee resignations were prompted by required compliance with Article 38 of the Company’s Articles of Association and the corporate governance principles of Turkey’s Capital Markets Board, pursuant to which Mr. Bozer will cease to qualify as an “independent” member of the Board of Directors in September 2022, after having served more than six years as a member of the Board of Directors in a ten-year period.

In addition, Mr. Tayfun Bayazıt, has stepped down from the Corporate Governance Committee, but will remain a member of the Audit Committee and the Risk Committee.

The Audit Committee, Risk Committee and Corporate Governance Committee of the Board of Directors are composed of the following members effective June 24, 2022:

●	Audit Committee: Tayfun Bayazıt, Ahmet F. Ashaboğlu and H. Cem Karakaş.

●	Risk Committee: Ahmet F. Ashaboğlu, Tayfun Bayazıt and Tolga Babalı.

●	Corporate Governance Committee: H. Cem Karakaş, Ahmet F. Ashaboğlu and Tolga Babalı.

The distribution of duties, including chairmanship, will be decided subsequently by each of the committees.

The Company’s Board of Directors has determined that Messrs. Bayazıt, Ashaboğlu and Karakaş, and, as a result, all of the members of the Audit Committee, are independent directors who satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Nasdaq’s listing rules.

The new members of our Audit Committee meet the requirements for financial literacy under the Securities Exchange Act of 1934, as amended, and Nasdaq’s listing rules. Moreover, the Board of Directors has determined that each of Messrs. Bayazıt, Ashaboğlu and Karakaş is an audit committee financial expert as defined under the applicable rules of the Securities and Exchange Commission and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of March 2022, we had seamlessly connected 44.2 million members and 82.9 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached over 32 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com